VK 3/18/04

AA 3-17-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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04015987

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46901

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Stevens & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 Maiden Lane
(No. and Street)

NEw York (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Tingoli 212-361-3139
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman Alpren & Green LLP
(Name – *if individual, state last, first, middle name*)

50 Charles Lindbergh Blvd. (Address) Uniondale (City) NY (State) 11553 (Zip Code)

SEC RECEIVED MAR 2004 WASH. D.C. SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AA 3-25-2004

JOSEPH STEVENS & COMPANY, INC.

FINANCIAL STATEMENTS WITH SUPPLEMENTARY SCHEDULES

YEARS ENDED DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

SEC MAIL PROCESSING
RECEIVED
MAR 1 2004
WASH, D.C. 188 SECTION

JOSEPH STEVENS & COMPANY, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY SCHEDULES

YEARS ENDED DECEMBER 31, 2003 AND 2002

AND

INDEPENDENT AUDITORS' REPORT

FRIEDMAN
ALPREN &
GREEN LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 CHARLES LINDBERGH BOULEVARD
SUITE 510
UNIONDALE, NY 11553
516-579-7900
FAX 516-579-7940

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF JOSEPH STEVENS & COMPANY, INC.

We have audited the accompanying statement of financial condition of JOSEPH STEVENS & COMPANY, INC. as of December 31, 2003 and 2002, and the related statements of operations, cash flows, stockholders' equity and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JOSEPH STEVENS & COMPANY, INC. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III and reconciliation pursuant to rule 17a-5(d)(4) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman Alpren + Green LLP

New York, New York
January 26, 2004

JOSEPH STEVENS & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 2,773,818	$ 1,053,673
Receivables from clearing broker	3,740,935	1,358,729
Marketable securities owned, at market value	467,057	1,345,192
Employee advances	498,860	521,811
Prepaid expenses	66,018	58,371
Furniture, fixtures and equipment - at cost, less accumulated depreciation and amortization	313,664	335,960
Other assets	27,168	59,590
Total assets	$ 7,887,520	$ 4,733,326
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Marketable securities sold but not yet purchased - at market value	$ 278,329	$ 69,108
Accounts payable and accrued expenses	5,555,116	2,382,230
Total liabilities	5,833,445	2,451,338
Subordinated borrowings	450,000	668,848
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock, no par value; 50 shares authorized, no shares issued or outstanding	-	-
Common stock, no par value; 450 shares authorized, 107 shares issued	107	107
Paid-in capital	2,465,658	2,465,658
Accumulated deficit	(484,764)	(475,699)
Less - 10 shares of common stock in treasury, at cost	(376,926)	(376,926)
	1,604,075	1,613,140
	$ 7,887,520	$ 4,733,326

The accompanying notes are an integral part of these financial statements.

JOSEPH STEVENS & COMPANY, INC.

STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenues		
Commissions	$ 29,526,557	$ 12,665,002
Realized and unrealized gains on marketable securities	2,586,021	2,008,046
Interest and dividends	638,546	417,488
Service and handling fees	2,355,853	1,273,793
Other	515,047	944,974
Total revenues	35,622,024	17,309,303
Expenses		
Payroll and trading commissions	18,241,303	7,313,140
Clearance and registration charges	2,244,685	1,417,203
Communications, information and data processing	1,085,670	1,028,824
Administrative and general	10,159,388	5,666,572
Officers' salaries	2,668,370	1,612,099
Taxes	1,085,228	709,139
Depreciation and amortization	146,445	134,287
Total expenses	35,631,089	17,881,264
Net loss	$ (9,065)	$ (571,961)

The accompanying notes are an integral part of these financial statements.

JOSEPH STEVENS & COMPANY, INC.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities		
Net loss	$ (9,065)	$ (571,961)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation and amortization	146,445	134,287
Changes in assets and liabilities		
Receivables from clearing broker	(2,382,206)	2,139,118
Marketable securities owned	878,135	(336,802)
Employee advances	22,951	185,728
Prepaid expenses	(7,647)	(24,978)
Other assets	32,422	167,169
Marketable securities sold not yet purchased	209,221	(431,874)
Accounts payable and accrued expenses	3,172,886	(639,153)
Net cash provided by operating activities	2,063,142	621,534
Cash flows from investing activities		
Purchase of furniture, fixtures and equipment	(124,149)	(21,008)
Cash flows from financing activities		
Repayments of loan payable	-	(265,500)
Repayments of subordinated borrowings	(218,848)	-
Net cash used in financing activities	(218,848)	(265,500)
Net increase in cash and cash equivalents	1,720,145	335,026
Cash and cash equivalents, beginning of year	1,053,673	718,647
Cash and cash equivalents, end of year	$ 2,773,818	$ 1,053,673
Supplemental cash flow disclosures		
Interest paid	$ 4,667	$ -0-

The accompanying notes are an integral part of these financial statements.

JOSEPH STEVENS & COMPANY, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Capital Stock	Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balance, January 1, 2002	$ 107	$ 2,465,658	$ 96,262	$ (376,926)	$ 2,185,101
Net loss	-	-	(571,961)	-	(571,961)
Balance, December 31, 2002	107	2,465,658	(475,699)	(376,926)	1,613,140
Net loss	-	-	(9,065)	-	(9,065)
Balance, December 31, 2003	$ 107	$ 2,465,658	$ (484,764)	$ (376,926)	$ 1,604,075

The accompanying notes are an integral part of these financial statements.

JOSEPH STEVENS & COMPANY, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Balance, beginning of year	$ 668,848	$ 668,848
Repayments of subordinated borrowings	(218,848)	-
Balance, end of year	$ 450,000	$ 668,848

The accompanying notes are an integral part of these financial statements.

JOSEPH STEVENS & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

1 - BUSINESS ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Business Activities

Joseph Stevens & Company, Inc., a New York corporation, is a broker dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of commissions from sale of stocks and options traded on various stock exchanges.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Marketable Securities

Marketable securities and marketable securities sold but not yet purchased are valued at quoted market value.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(Continued)

1 - BUSINESS ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost and are depreciated under the straight-line method over the assets' useful life.

The ranges of estimated useful lives used in computing depreciation and amortization are as follows:

Furniture, fixtures and equipment	5 years - 7 years
Leasehold improvements	10 years

Income Taxes

The Company has elected S Corporation status for Federal and New York State income tax purposes. Under these elections, the Company's taxable income or loss is reportable by the stockholders on their individual income tax returns and the Company makes no provision for Federal income tax. Provisions are made for New York State S Corporation franchise tax and New York City general corporation tax.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains sweep accounts, where cash is made available as checks are presented, at two financial institutions which are insured for up to a total of $100,000 each by the Federal Deposit Insurance Corporation. In addition, the Company maintains approximately $3.1 million in an uninsured account at a broker. The Company controls risk by maintaining accounts with large, reputable financial institutions.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

2 - RECEIVABLES FROM CLEARING BROKER

The Company maintains a brokerage account with one broker through which all trading transactions are cleared.

(Continued)

2 - RECEIVABLES FROM CLEARING BROKER (Continued)

Amounts receivable from this clearing broker at December 31 consist of the following:

	2003	2002
Receivables from clearing broker	$ 3,539,892	$ 1,146,960
Fees and commissions receivable	201,043	211,769
	$ 3,740,935	$ 1,358,729

The receivables and all marketable securities owned are with this same broker. The Company is subject to credit risk if this broker is unable to repay the receivables or return securities in its custody.

3 - SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased consist of investment securities at quoted market values as follows:

	2003	
	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 467,057	$ 278,329
Options and warrants	-	-
	$ 467,057	$ 278,329

	2002	
	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 1,342,792	$ 69,108
Options and warrants	2,400	-
	$ 1,345,192	$ 69,108

(Continued)

4 - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment are comprised of the following:

	2003	2002
Furniture, fixtures and equipment	$ 738,710	$ 624,879
Leasehold improvements	111,444	101,127
	850,154	726,006
Less - Accumulated depreciation and amortization	536,490	390,046
	$ 313,664	$ 335,960

5 - SUBORDINATED BORROWINGS

The borrowings under subordinated agreements at December 31, 2003 bear interest at 8% a year and consist of the following:

Maturity Date	2003	2002
August 31, 2004	$ 450,000	$ -
March 31, 2003	-	500,000
August 31, 2003	-	168,848
	$ 450,000	$ 668,848

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc., and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(Continued)

6 - LOAN PAYABLE

At December 31, 2001, the loan payable of $265,500 consisted of an advance from the Company's clearing broker. The loan was repaid during 2002.

7 - LEASE COMMITMENTS

The Company leases office facilities under noncancelable operating leases for various terms with various expiration dates. In addition to base rent payments, the Company is liable for real estate taxes and operating expenses. Total rent for 2003 and 2002 is $1,026,369 and $836,855, respectively.

The future minimum lease payments under these rental leases as of December 31, 2003 are as follows:

Year Ending December 31,	
2004	$ 777,780
2005	795,501
2006	830,943
	$ 2,404,224

The Company leases office equipment under various operating leases which expire in 2004. The future minimum lease payments under these equipment leases for 2004 are $22,810.

(Continued)

8 - LEGAL PROCEEDINGS

The Company has been named as a party in various legal actions and arbitration proceedings arising in connection with the operation of its business. These include the following:

> The Company is one of several defendants named in a legal action whereby the plaintiffs allege that the defendants engaged in wrongful acts, including alleged unauthorized transactions and the manipulation of the price of various securities. The plaintiffs alleged compensatory damages totaling in excess of $15 million. The Company denies the allegations and intends to vigorously defend this claim.
>
> The Company has been named as a defendant in various other legal actions, including arbitrations and other litigation, in connection with its activities as a broker-dealer. Some of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages.

Some of these legal actions and proceedings may result in adverse judgments. The Company believes it has strong defenses to, and where appropriate will vigorously contest, any of the actions described above. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which the plaintiffs seek substantial or indeterminate damages, the Company often cannot predict what the eventual loss or range of loss related to such matters may be. At December 31, 2003, the Company has accrued a charge of approximately $1,500,000 related to the settlement of these legal actions. The Company believes, based on information available at the date of this report, that the resolution of the above actions will not have a further material effect on its financial condition as of December 31, 2003, but may be material to the Company's operating results or cash flows in future periods.

(Continued)

9 - PROFIT SHARING PLAN

The Company has a profit sharing plan for the benefit of eligible employees and their beneficiaries which qualifies under Section 401(k) of the Internal Revenue Code (the "Code"). The plan allows employees to defer part of their compensation, not to exceed the maximum under the Code. The Company is not required to match any employee contributions, but may do so at its discretion. For the years ended December 31, 2003 and 2002, the Company had no contributions to the plan.

10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $250,000. At December 31, 2003, the Company had net capital of $979,868, which was $609,527 in excess of its required net capital of $370,341. The Company's ratio of net capital to aggregate indebtedness is 5.67 to 1.

SCHEDULE I

JOSEPH STEVENS & COMPANY, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003 AND 2002

	2003	2002
COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$ 1,604,075	$ 1,613,140
Subordinated loan	450,000	668,848
Non-allowable assets	(907,121)	(979,381)
Haircuts and undue concentration on securities	(167,086)	(276,824)
Net capital	$ 979,868	$ 1,025,783
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 5,555,116	$ 2,382,230
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 370,341	$ 158,815
Minimum dollar net capital requirement	$ 250,000	$ 250,000
Excess net capital	$ 609,527	$ 775,783
Excess net capital at 1000%	$ 424,356	$ 787,560
Ratio: aggregate indebtedness to net capital	5.67 to 1	2.32 to 1

SCHEDULE II

JOSEPH STEVENS & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the rule, since all customer transactions clear through another broker-dealer on a fully disclosed basis and the Company does not hold any customer securities.

SCHEDULE III

JOSEPH STEVENS & COMPANY, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the rule, since all customer transactions clear through another broker-dealer on a fully disclosed basis and the Company does not hold any customer securities.

JOSEPH STEVENS & COMPANY, INC.

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2003

A reconciliation with the Company's computation of net capital as reported in the audited Part IIA of Form XA-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

OATH OR AFFIRMATION

I, Maria Tingoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Stevens & Company, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(NONE)

Signature

Chief Financial Officer

Title

3/5/04

Notary Public

IRA LEW
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01LE5064336
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES ON AUGUST 12, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRIEDMAN
ALPREN &
GREEN LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 CHARLES LINDBERGH BOULEVARD
SUITE 510
UNIONDALE, NY 11553
516-579-7900
FAX 516-579-7940

TO THE BOARD OF DIRECTORS OF JOSEPH STEVENS & COMPANY, INC.

In planning and performing our audit of the financial statements and supplemental schedules of Joseph Stevens & Company, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-d(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman Alpren + Green LLP

New York, New York
January 26, 2004